                Securities and Exchange Commission

                       Washington, D.C.  20549


                            Schedule 13D


              Under the Securities Exchange Act of 1934

                           Amendment No. 1

                       OCEANIC EXPLORATION COMPANY
                          (Name of Issuer)

                   Common Stock, $.0625 par value
                   (Title of Class of Securities)

                              675239107
                           (CUSIP Number)



                           Samual Randazzo
                        65 East State Street
                             18th Floor
                        Columbus, Ohio 43215
                           (614) 462-5400
                 (Name, Address and Telephone Number
                   of Person Authorized to Receive
                     Notices and Communications)

                            March 8, 1996
                (Date of Event which Requires Filing
                         of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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CUSIP NUMBER: 675239107                                      PAGE 2 of 7 PAGES
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 1) Names of Reporting Persons; S.S. or I.R.S. Identification

           NWO Resources, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)                                  WC(1)
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) N/A
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6)   Citizenship or Place of Organization                                   OH
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   Number of                7)    Sole Voting Power                  4,912,178
    Shares                 ---------------------------------------------------
  Beneficially
   Owned by                 8)    Shared Voting Power                        0
 Each Reporting             --------------------------------------------------
   Person With
                            9)    Sole Dispositive Power             4,912,178
                            --------------------------------------------------

                            10)   Shared Dispositive Power                   0
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11)  Aggregate Amount Beneficially                                   4,912,178
     Owned by Each Reporting Person
------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                            N/A
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13)  Percent of Class Represented by Amount in Row (11)                 49.54%
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14)  Type of Reporting Persons (See Instructions)                           CO
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__________________
(1) Funds loaned from the working capital of NWO Resources, Inc. to International Hydrocarbons, a wholly owned subsidiary of NWO Resources, Inc.

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CUSIP NUMBER: 675239107                                      PAGE 3 of 7 PAGES
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1)   Names of Reporting Persons; S.S. or I.R.S. Identification

           International Hydrocarbons
------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)                                  AF(1)
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) N/A
------------------------------------------------------------------------------

6)   Citizenship or Place of Organization                                   WY
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   Number of                7)    Sole Voting Power                  4,912,178
    Shares                  --------------------------------------------------
  Beneficially
   Owned by                 8)    Shared Voting Power                        0
 Each Reporting             --------------------------------------------------
   Person With
                            9)    Sole Dispositive Power             4,912,178
                            --------------------------------------------------

                            10)   Shared Dispositive Power                   0
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11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                  4,912,178
------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                            N/A
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13)  Percent of Class Represented by Amount in Row (11)                 49.54%
------------------------------------------------------------------------------

14)  Type of Reporting Persons (See Instructions)                           CO
------------------------------------------------------------------------------
__________________
(1) Funds loaned from the working capital of NWO Resources, Inc. to International Hydrocarbons, a wholly owned subsidiary of NWO Resources, Inc.

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CUSIP NUMBER: 675239107                                      PAGE 4 of 7 PAGES
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ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 5000 South Quebec Street, Suite 450, Denver, Colorado 80237.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

     1.  (a) Name - NWO Resources, Inc.

         (b) Principal business address -  c/o Samuel Randazzo
                                           65 East State Street, 18th Floor
                                           Columbus, Ohio 43215

         (c) Present principal occupation or employment - The principal occupation or employment of Filer is a holding company

         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship - Ohio


     2.  (a) Name - International Hydrocarbons

         (b) Principal business address -  c/o Paul Hickey
                                           1712 Carey Avenue
                                           Cheyenne, Wyoming 82001

         (c) Present principal occupation or employment - Investment in securities.

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CUSIP NUMBER: 675239107                                      PAGE 5 of 7 PAGES
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         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship - Wyoming

     3. The name, address, present principal employment and citizenship of each of Filer's directors, executive officers and controlling persons are set forth in Exhibit A which is attached hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a rights offering conducted by the Issuer and the commitment of International Hydrocarbons to purchase all securities offered pursuant to the rights offering but not subscribed for by other stockholders (see item 4 below), International Hydrocarbons, a wholly owned subsidiary of NWO Resources, Inc. purchased 3,198,695 shares of Common Stock of the Issuer for $319,870 in cash from funds borrowed from NWO Resources, Inc. from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     The Issuer offered to the holders of its outstanding Common Stock of record at the close of business on January 16, 1996 (the "Record Date"), the right to subscribe for and purchase at a price of $.10 per share 1.5325 shares of Common Stock for each share of Common Stock held of record on the Record Date and a prorata portion of any of the offered shares not subscribed for by other stockholders. International Hydrocarbons, the Company's principal stockholder, entered into a firm commitment to purchase all shares of Common Stock offered to the Issuer's stockholders but not purchased by other stockholders pursuant to the offering. Since all of the offered shares of Common Stock were sold pursuant to the offering, International Hydrocarbons acquired no shares pursuant to its firm commitment but acquired 3,198,695 shares pursuant to its rights as a stockholder. The offering raised gross proceeds of $600,100 to be used by the Issuer to fund future operations of the Issuer, make reimbursements to NWO Resources, Inc. of advances to the Issuer for legal fees, including accrued interest up to $100,000, and pay accounts payable.

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CUSIP NUMBER: 675239107                                      PAGE 6 of 7 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons is as follows:

                        TOTAL NUMBER OF
                        SHARES
                        BENEFICIALLY            PERCENTAGE OF
REPORTING PERSON        OWNED                   CLASS
----------------        ---------------         -------------
NWO Resources, Inc.     4,912,178               49.54%
International           4,912,178               49.54%
Hydrocarbons

     The reporting persons filing this Schedule do not comprise a group with any other person.

     (b) International Hydrocarbons has sole power to vote and to dispose of 4,912,178 Shares of Common Stock. NWO Resources, Inc. as the sole owner of International Hydrocarbons, has sole power to direct the vote and to dispose of or direct the disposition of 4,912,178 Shares of Common Stock.

     (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past 60 days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

           Exhibit A - Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of Filer.

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CUSIP NUMBER: 675239107                                      PAGE 7 of 7 PAGES
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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 13, 1996


                            NWO RESOURCES, INC.



                            /s/ James N. Blue
                            ----------------------------------
                            By: James N. Blue
                            Title: President



                            INTERNATIONAL HYDROCARBONS



                            /s/ James N. Blue
                            ----------------------------------
                            By: James N. Blue
                            Title: President

                                   EXHIBIT A

                      NWO EXECUTIVE OFFICERS AND DIRECTORS


                           PRINCIPAL OCCUPATION
NAME AND POSITION          AND BUSINESS ADDRESS                    CITIZENSHIP
-----------------          --------------------                    -----------
James N. Blue, Director    President, Cordillera Corporation       United States
and President              5000 South Quebec Street, Suite 450
                           Denver, CO  80237

Anne P. Blue, Vice         Director, Cordillera Corporation        German
President                  5000 South Quebec Street, Suite 450
                           Denver, CO  80237

John E. Jones,             Senior Vice President, General Atomics  United States
Director, Secretary and    3550 General Atomics Court
Treasurer                  San Diego, CA  92121

Frederick W. Hill,         Chairman of the Board,                  Canadian
Director                   Harvard Developments Limited
                           2103 11th Avenue, #701
                           Regina Saskatchewan S4P 2G8

            HYDROCARBONS EXECUTIVE OFFICERS AND DIRECTORS


                           PRINCIPAL OCCUPATION
NAME AND POSITION          AND BUSINESS ADDRESS                    CITIZENSHIP
-----------------          --------------------                    -----------
James N. Blue, Director    See James N. Blue above                 United States
and President

John E. Jones, Director    See John E. Jones above                 United States
and Vice President

Ross A. Nye, Secretary     Secretary, Treasurer and Controller,    United States
and Treasurer              Cordillera Corporation, 5000 South
                           Quebec Street, Ste. 450
                           Denver, CO  80237

                 PERSON HAVING VOTING CONTROL OF NWO

                           PRINCIPAL OCCUPATION
NAME AND POSITION          AND BUSINESS ADDRESS                    CITIZENSHIP
-----------------          --------------------                    -----------
Linden P. Blue             Business Consultant,                    United States
                           3550 General Atomics Court
                           San Diego, CA  92121


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